Exhibit (a)(5)(B)

To: All Dick’s Associates

From: Ed Stack

Subject: Acquisition of Galyan’s

Today represents another milestone event in the growth of our company as we announce that we have reached an agreement to buy Galyan’s. This acquisition not only accelerates our growth but positions us for an even stronger future.

At the end of this year, Galyan’s is expecting to be operating 51 stores in 22 states and their stores have generated approximately $720 million in sales over the last twelve months ended April 2004. The combined companies in 2003 had $2.2 billion in sales.

Galyan’s operates a distribution center in Indianapolis that serves all of their stores today. We plan to add this DC to our existing system, which will expand our supply chain infrastructure to provide an even stronger foundation on which to support our store growth. We expect that the vast majority of the Galyan’s associates will be joining our team in the areas of store operations, distribution and throughout our corporate office. Combined, at the end of this year, we expect to operate 239 stores in 33 states, before any store closings. We expect there will be a minimal number of stores closed due to the limited overlap between the chains.

In addition to what Galyan’s brings to us tactically, there are a number of key strategic elements to this purchase. Our two-level stores that we have opened to date are producing economic returns equivalent to the return hurdle rate established for our single level stores, and this transaction clearly accelerates the growth of the 2-level store for us. This acquisition accelerates our entry into some key markets including Chicago, Atlanta, Minneapolis and Denver, capitalizing on Galyan’s premium real estate in those markets. We expect to increase our earnings as we drive margin improvement across a much larger sales base, increase leverage on advertising expenditures and save general administrative costs.

We are paying $16.75 per share for Galyan’s, which equates to a total enterprise value including debt of $362 million. There are a number of steps we need to go through to close the acquisition, but we anticipate to be in a position to close the transaction and begin operating as one company by October, subject to the regulatory process.

We have a significant amount of work in front of us as we convert the stores to Dick’s stores during the first half of 2005, including bringing the Galyan’s merchandise assortment in line with ours, getting the Indianapolis DC up and running on the Catalyst warehouse management system and transitioning many of the Galyan’s corporate associates to Pittsburgh.

As you all know, the thousands of Galyan’s associates who will be joining us should be treated with the dignity and courtesy of any new associate hired at Dick’s Sporting Goods. It is also important to take time to note that this acquisition would not be possible were it not for the efforts you all have made over the years. The result is that we have been able to generate profitable growth and become the clear industry leader. Together all of us, and with our former competitors from Galyan’s, we look forward to continue the building of our best of class company.

The Press Release is attached which references a Conference Call Today which will be archived for 30 days. The associated slides will also be available as is a Dial-In Replay. See the release for details.

Dick’s Sporting Goods, Inc. Agrees to Acquire Galyan’s Trading Company, Inc.

PITTSBURGH, Pa., June 21, 2004 — Dick’s Sporting Goods, Inc. (NYSE: DKS) announced today that it and Galyan’s Trading Company, Inc. (NASDAQ: GLYN) have entered into a definitive agreement and plan of merger for Dick’s to acquire all of the issued and outstanding stock of Galyan’s. Under the terms of the agreement, Galyan’s shareholders would receive $16.75 per share in cash. The acquisition is structured as a cash tender offer for all of the issued and outstanding shares of Galyan’s.

Dick’s offer represents a premium of 53% over Galyan’s closing stock price as of June 18, 2004. Based on approximately 18.2 million outstanding Galyan’s shares and the assumption of approximately $57 million in net debt, the transaction would be valued at approximately $362 million.

Dick’s expects to commence the tender offer for the Galyan’s shares on June 28, 2004. The tender offer is contingent upon various conditions, including that a majority of Galyan’s issued and outstanding common stock on a fully diluted basis are being tendered and not withdrawn. The tender offer and the transactions contemplated thereby are anticipated to be completed by October 2004, subject to Hart-Scott-Rodino approval under United States antitrust laws and customary closing conditions.

Holders of Galyan’s common stock who collectively beneficially own approximately 55% of the outstanding common stock through an affiliate of Freeman Spogli & Co. and Limited Brands, Inc., have agreed to tender their shares to Dick’s.

Upon completion of the acquisition of the 47 Galyan’s stores, Dick’s Sporting Goods would operate 216 stores in 32 states. Dick’s and Galyan’s combined generated revenue of approximately $2.2 billion in fiscal 2003. Following the completion of the merger, the combined company will operate from Dick’s Sporting Goods’ corporate headquarters in Pittsburgh, Pennsylvania.

Dick’s Sporting Goods management anticipates that the acquisition will be slightly accretive to its previous diluted earnings per share guidance of $1.27 – 1.28 for fiscal 2004 and is increasing its guidance to $1.28 – 1.30. Dick’s anticipates diluted earnings per share in 2005 of $1.70 – 1.75, an increase of more than 30% over the 2004 guidance. These estimates include savings and synergies, and exclude any merger integration costs. Beginning in 2005, Dick’s Sporting Goods’ management anticipates that there would be approximately $20 million of annualized cost savings and merchandise buying improvements that will result from the acquisition.

“We are excited to have entered into this agreement, which represents an extraordinary opportunity for both Dick’s Sporting Goods and Galyan’s,” said Edward W. Stack, Chairman and Chief Executive Officer of Dick’s Sporting Goods. “Combining the financial discipline, operating metrics, and innovative store design of Dick’s that have led to our industry-leading financial performance, with the people, real estate, and distribution infrastructure of Galyan’s creates a compelling rationale for this transaction.”

“The Dick’s Sporting Goods and Galyan’s store locations are complementary, and the combination of the Galyan’s store design, customer service and premium locations with Dick’s emphasis on execution and inventory management make for a best in class shopping experience. This combination produces minimal overlap while providing a stronger presence in existing markets that have significant remaining in-fill opportunities. We expect to close relatively few stores, some from each chain due to overlap or financial performance.”

Mr. Stack continued, “Galyan’s primary distribution center in Plainfield, Indiana serves the geographic footprint of the combined company very well, and Dick’s intends to continue to operate that facility. The combination of the Galyan’s and Dick’s distribution centers position us to support the logistical needs of our growing company.”

Peter J. Solomon Securities Company Limited and Merrill Lynch & Co. provided financial advisory services to Dick’s Sporting Goods in connection with the transaction.

Conference Call and Simulcast Scheduled to Discuss Acquisition

Management of Dick’s Sporting Goods will conduct a conference call to discuss this acquisition today, at 5:15 p.m. Eastern Time, which will be simulcast on the web on the Company’s web site at http://www.dickssportinggoods.com/investors. Slides to accompany the presentation also can be downloaded from the Company’s web site.

For those who cannot listen to the live broadcast, the webcast will be archived on the Company’s web site for approximately 30 days. In addition, a dial-in replay will be available shortly after the call. To listen, investors should dial (888) 286-8010 (domestic callers) or (617) 801-6888 (international callers) and enter confirmation code 53361710. The dial-in replay will be available for 30 days following the live call.

Additional Information

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Galyan’s. At the time the tender offer is commenced, Dick’s will file a tender offer statement with the U.S. Securities and Exchange Commission. Galyan’s shareholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Galyan’s and other documents) that will be filed with the SEC, because they will contain important information that Galyan’s shareholders should consider before tendering their shares. These documents will be available free of charge on the SEC’s web site, www.sec.gov.

Forward Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward looking words such as

“may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” “predict,” and “continue” or similar words. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Dick’s actual results in future periods to differ materially from forecasted results. Those risks and uncertainties are more fully described in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on April 8, 2004, and ones associated with combining businesses and achieving expected savings and synergies. Dick’s disclaims any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

About Dick’s Sporting Goods, Inc.

Pittsburgh-based Dick’s Sporting Goods, Inc. is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. As of May 1, 2004, the Company operated 169 stores in 27 states throughout the Eastern half of the U.S.

About Galyan’s Trading Company, Inc.

Galyan’s is a specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. Galyan’s operates 47 stores in 21 states and offers outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear.

Dick’s Sporting Goods, Inc. news releases are available at http://www.dickssportinggoods.com/investors (click on the Investor Relations link at the bottom of the home page).

Contact:

Michael F. Hines EVP – Chief Financial Officer or
Jeffrey R. Hennion, SVP – Strategic Planning
724-273-3400
investors@dcsg.com